Exhibit 3.2(ii)
STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The Corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:  That at a meeting of the Board of Directors of Relmada Therapeutics, Inc.resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Article IV, Section A" so that, as amended, the Section shall be read as follows:

"A. Authorization. The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is 1,500,000,000, consisting of (i) 1,000,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and (ii) 500,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock").  The Preferred Stock authorized by this Amended Certificate of Incorporation, as the same may be amended and/or restated from time to time (this "Certificate of Incorporation"), may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board") is authorized, subject to affirmative vote or written approval of the Applicable Percentage of the Series A Preferred Stock outstanding and the limitations prescribed by law and to the extent not in contravention of the provisions of this Article IV, to authorize the issuance of one or more series of Preferred stock, any or all of which series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualification, limitations or restrictions thereof, as shall be stated and expressed in this Certificate of Incorporation, or in the resolution or resolutions providing for the issue of such Preferred Sock adopted by the Board pursuant to authority expressly vested in it by the provisions of this Certificate of Incorporation. Capitalized terms used and not otherwise defined in this Article IV shall have the respective meanings ascribed to such terms in Section D of this Article IV.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Article IV, Section C 1." so that, as amended, the Section shall be read as follows:

1. Designation. A total of 255,000,000 shares of Preferred Stock shall be designated as Series A Convertible Preferred Stock (the "Series A Preferred Stock").

SECOND: That thereafter, pursuant to resolution of its Board of Directors, written consent, from the necessary number of shares as required by statute were received in favor of the amendment, has been given in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That said amendment shall be effective as of April 19, 2013.

IN WITNESS THEREOF, said corporation has caused this certificate to be signed this 3rd day of April, 2013.

By:	/s/ Sergio Traversa
Authorized Officer
Title:	Chief Executive Officer